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                              January 2, 2024

       John Keeler
       Chief Executive Officer
       Blue Star Foods Corp.
       3000 NW 109th Avenue
       Miami, FL 33172

                                                        Re: Blue Star Foods
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 8,
2023
                                                            File No. 333-275955

       Dear John Keeler:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed December 8, 2023

       General

   1. Please revise your registration statement to clearly identify the securities that are being offered. In this
regard, we note that the heading and disclosure on the prospectus cover page refers to
19,876,735 shares of common stock, yet additional disclosure and Exhibit
                                                        107 refers to warrants.
Revise to clarify whether you are registering the warrants and/or the shares underlying
such warrants.
   2. We note there does not appear to be an established public trading market for the warrants to purchase up
to 435,035 shares of common stock. Please revise your prospectus to disclose a fixed
price at which the selling stockholders will offer and sell the warrants.
                                                        Refer to Item 501(b)(3)
of Regulation S-K. Also, disclose, if true, that there is no established public
trading market for the warrants and that you do not intend to apply to list the warrants on a
national securities exchange or recognized trading system.
 John Keeler
Blue Star Foods Corp.
January 2, 2024
Page 2
3. Please revise your registration statement to identify ClearThink Capital Partners, LLC as an underwriter. Refer to Securities Act Sections Compliance and Disclosure
         Interpretations Question 139.22.
4. We note your disclosure on the prospectus cover page that on May 16, 2023 you and
       ClearThink Capital Partners, LLC entered into a purchase agreement. Please revise your filing throughout to discuss the material terms of this agreement, including:
           the term of the agreement;
           the material conditions under which you may access the funds available under the agreement;
           the possibility that you may not have access to the full amount available to you under the agreement; and
           whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the
company   s share
            price.
FirstName LastNameJohn       Keeler
Comapany
5.          NameBlue
       Please            Starcompensation
               update your    Foods Corp. disclosure to reflect the fiscal year
ended December 31,
January2023.
         2, 2024 Page 2
FirstName LastName
 John Keeler
FirstName  LastNameJohn Keeler
Blue Star Foods Corp.
Comapany
January    NameBlue Star Foods Corp.
        2, 2024
January
Page 3 2, 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Cassie Olson